March 28, 2017

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Pamela Long
Craig Slivka
Sherry Haywood

Re:	e.l.f. Beauty, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-216720

Ladies and Gentleman:

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:05 p.m., Washington, D.C. time, on March 30, 2017, or as soon thereafter as practicable.

In connection with the above-referenced Registration Statement, we will effect a distribution of the Company’s Preliminary Prospectus, to be dated on or about March 29, 2017, to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others. Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of such Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signatures follow.]

Very truly yours,

J.P. MORGAN SECURITIES LLC,
MORGAN STANLEY & CO. LLC,
As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Name:	Jason Fournier
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Thilakshani Dias
Name:	Thilakshani Dias
Title:	Executive Director

[Signature Page to Request for Acceleration of Effectiveness]